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EMAIL:  MNEIDELL@OLSHANLAW.COM
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April 27, 2015

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Select Comfort Corporation
Definitive Additional Soliciting Materials filed under cover of Schedule 14A
DFAN14A filed April 22nd, 2015 (the “Soliciting Material”)
by Blue Clay Capital Partners CO III, LP, et al. (“Blue Clay”)
File Number: 000-25121

Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated April 23, 2015 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Blue Clay and provide the following response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Soliciting Material.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

DFAN14A filing made on April 22nd, 2015 / Exhibit 1 – Investor Presentation

1.
Slide 7 presents multiple possible valuations for the issuer Select Comfort Corporation based on the occurrence or non-occurrence of three separate events. SEC Release 34-16833 (May 23, 1980) indicates that valuation claims included in proxy material must be made "in good faith and on a reasonable basis and [be] accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." Slide 7 fails to include any disclosure regarding the assumptions, qualifications or limitations of the participants’ assertions on this slide presentation. Please provide us with the basis for the three different share price estimates. In addition, please confirm that the next solicitation subject to becoming a publicly-filed communication will include the basis for such estimate in accordance with the cited interpretive release, or advise.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 27, 2015

Blue Clay acknowledges the Staff’s comment. Slide 7 represents a summary of slides 26, 41 and 42 of the presentation.  Blue Clay respectfully submits that the assumptions and analyses leading to the valuations on Slide 7 are included in the presentation.

I.	Share price should be 65%-100% greater if the Board and management had achieved their May 2012 guidance

The valuations under this subheading on slide 7 are a summary of slide 26, which includes the calculations necessary to determine the potential share prices for the Company’s stock of in excess of $54 per share and $67 per share, respectively.  The Company’s 2015 guidance of $225 million of operating income is based on the Company’s May 2012 Investor Day presentation disclosed on page 21 of the presentation, whereas 2015 EPS can be determined by applying the Wall Street 2015 consensus estimates at the bottom of slide 7 to such 2015 forecasted operating income.

II.	Share price should be 136% greater without poor capital allocation decisions

The valuation under this subheading on slide 7 is a summary of slide 41, which includes the calculations necessary to determine the potential share price for the Company’s stock of in excess of $77 per share.

III.	Share price should be nearly 400% greater if the Company had achieved its May 2012 guidance and without massive dilution resulting from poor capital allocation decisions by the Board

The valuation under this subheading on slide 7 is a summary of slide 42, which includes the calculations necessary to determine the potential share price for the Company’s stock of in excess of $161 per share.  The Company’s 2015 net income figure on slide 42 is derived from its 2015 operating income guidance and the Wall Street consensus estimates referenced in the footnote on slide 7, while the shares outstanding number is carried over from slide 41.

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April 27, 2015

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell